Exhibit 99.1

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Secoo Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.(c) to the consolidated financial statements, the Company has incurred recurring operating losses, has negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. (c). The consolidated financial statements do not include any adjustments result from the outcome of this uncertainty. Our opinion has not changed as a result of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

•	Inventories, net – estimated net realizable value

Description of the Matter

As of December 31, 2021, the Company’s net balance of inventories was RMB 2,996 million, comprising of luxury watches, bags, clothing, footwear, jewelry and accessories, and other products. As disclosed in Note 2.(p) to the consolidated financial statements, the Company records valuation allowance for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as competition and marketing strategies that may impact pricing.

We identified the estimate of net realizable value of inventories as a critical audit matter because the management had made significant judgments to evaluate the impact of the interaction among the various input factors in order to determine the amounts of estimated net realizable value of the inventories. This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimation of the net realizable value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the estimated net realizable value of inventories, including the review of historical and forecasted consumer demand and the calculation of inventory valuation allowance;

We observed the storage conditions and overall status of selected inventories to confirm whether actual damage or obsolescence exists;

We evaluated the reasonableness of the valuation methodologies and assumptions applied by management to determine slow-moving and damaged inventories;

We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management’s calculation of inventory valuation allowance;

We reviewed the actual sales subsequent to December 31, 2021 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

May 13, 2022

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	639,932	156,108	24,497
Restricted cash	85,826	14,211	2,230
Accounts receivable, net	99,228	10,482	1,645
Inventories	3,289,804	2,995,460	470,052
Advances to suppliers	400,186	351,475	55,154
Prepayments and other current assets, net	492,927	600,416	94,218
Total current assets	5,007,903	4,128,152	647,796

Non-current assets
Property and equipment, net	73,027	41,319	6,484
Restricted cash	3,846	597	94
Investments in equity investees	57,189	28,477	4,469
Deferred tax assets	82,896	242,211	38,007
Goodwill	807	807	127
Operating lease right-of-use assets	105,938	20,809	3,265
Other non-current assets	10,817	8,506	1,335

Total non-current assets	334,520	342,726	53,781

Total assets	5,342,423	4,470,878	701,577

LIABILITIES
Current liabilities
(including current liabilities of the VIEs and VIE’s subsidiaries without recourse to the Company amounting to RMB1,369,895 and RMB1,045,107 as of December 31, 2020 and 2021, respectively) (Note 1)
Short-term borrowings and current portion of long-term borrowings	191,289	32,941	5,169
Accounts payable	348,154	409,519	64,262
Amounts due to related parties	62	—	—
Advances from customers	96,134	197,076	30,926
Income tax payable	77,361	38,337	6,016
Accrued expenses and other current liabilities	742,365	623,475	97,836
Deferred revenue	221,704	20,186	3,168
Operating lease liabilities	40,204	13,721	2,153

Total current liabilities	1,717,273	1,335,255	209,530

Non-current liabilities
(including non-current liabilities of the VIEs and VIE’s subsidiaries without recourse to the Company amounting to RMB69,006 and RMB7,539 as of December 31, 2020 and 2021, respectively) (Note 1)
Long-term borrowings	1,128,004	1,348,046	211,538
Operating lease liabilities	70,427	7,946	1,247
Long-term liabilities	109,493	—	—

Total non-current liabilities	1,307,924	1,355,992	212,785

Total liabilities	3,025,197	2,691,247	422,315

Commitments and contingencies (Note 26)
Mezzanine Equity
Redeemable non-controlling interest	10,010	10,300	1,616

Total mezzanine equity	10,010	10,300	1,616

Shareholders’ Equity
Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020 and 2021)	198	198	31
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41	6
Treasury shares (517,454 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	(71,018)	(71,018)	(11,144)
Additional paid-in capital	3,560,008	3,558,821	558,457
Accumulated losses	(1,206,436)	(1,772,189)	(278,096)
Accumulated other comprehensive income	35,923	64,739	10,159

Total equity attributable to ordinary shareholders	2,318,716	1,780,592	279,413

Non-redeemable non-controlling interest	(11,500)	(11,261)	(1,767)

Total Shareholders’ Equity	2,307,216	1,769,331	277,646

Total liabilities, mezzanine equity and shareholders’ equity	5,342,423	4,470,878	701,577

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2(e))
Revenues:
Merchandise sales	5,790,248	2,986,044	468,575
Marketplace and other services	229,433	145,580	22,845

Total revenues	6,019,681	3,131,624	491,420
Cost of revenues	(5,138,285)	(3,013,467)	(472,878)
Gross profit	881,396	118,157	18,542

Operating expenses:
Fulfillment expenses	(185,473)	(125,170)	(19,642)
Marketing expenses	(279,207)	(214,299)	(33,628)
Technology and content development expenses	(113,542)	(100,136)	(15,714)
General and administrative expenses	(267,841)	(299,101)	(46,935)

Total operating expenses	(846,063)	(738,706)	(115,919)
Income (loss) from operations	35,333	(620,549)	(97,377)
Other income (expenses):
Interest income	4,851	843	132
Interest expenses	(129,276)	(138,927)	(21,801)
Foreign currency exchange (losses) gain	(5,446)	128	20
Change in fair value of financial instruments	938	—	—
Others	12,786	23,690	3,717

Income (loss) before income tax	(80,814)	(734,815)	(115,309)
Income tax (expenses) benefit	(6,603)	169,083	26,533

Net income (loss)	(87,417)	(565,732)	(88,776)
Less: Gain (loss) attributable to redeemable non-controlling interest	1,165	(120)	(19)
Less: Gain (loss) attributable to non-redeemable non-controlling interest	(16,718)	(359)	(56)
Net income (loss) attributable to Secoo Holding Limited	(71,864)	(565,253)	(88,701)
Accretion to redeemable non-controlling interest redemption value	(500)	(500)	(78)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(72,364)	(565,753)	(88,779)
Net income (loss)	(87,417)	(565,732)	(88,776)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	62,189	29,324	4,602

Total other comprehensive (loss) income, net of income taxes	62,189	29,324	4,602

Comprehensive income (loss)	(25,228)	(536,408)	(84,174)

Less: Comprehensive income attributable to redeemable non-controlling interest	186	290	46
Less: Comprehensive income (loss) attributable to non-redeemable non-controlling interest	(15,973)	239	38

Comprehensive income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(9,441)	(536,937)	(84,258)

Net income (loss) per Class A and Class B ordinary share
—Basic	(2.36)	(16.02)	(2.51)
—Diluted	(2.36)	(16.02)	(2.51)
Weighted average number of Class A and Class B ordinary shares outstanding used in computing net income (loss) per share
—Basic	30,629,608	35,326,281	35,326,281
—Diluted	30,629,608	35,326,281	35,326,281

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Treasury Shares		Additional paid-in capital	Accumulated losses	Accumulated Other comprehensive (loss) income	Total shareholder’s (deficit) equity	Non-redeemable non-controlling interest	Total (deficit) equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,848,145	(1,126,330)	(26,500)	1,624,464	27,983	1,652,447

Cumulative effect of adopting ASU 2016-13	—	—	—	—	—	—	—	(7,742)	—	(7,742)	(1)	(7,743)
Issuance of Class A ordinary shares pursuant to share purchase agreement with Qudian Inc., net of issuance cost	10,204,082	72	—	—	—	—	703,702	—	—	703,774	—	703,774
Net loss for the year	—	—	—	—	—	—	—	(71,864)	—	(71,864)	(16,718)	(88,582)
Share-based compensation	—	—	—	—	—	—	8,161	—	—	8,161	—	8,161
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	346	346
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(22,876)	(22,876)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(500)	—	(500)	—	(500)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	62,423	62,423	(234)	62,189
Balance as of December 31, 2020	29,272,306	198	6,571,429	41	(517,454)	(71,018)	3,560,008	(1,206,436)	35,923	2,318,716	(11,500)	2,307,216

Net loss for the year	—	—	—	—	—	—	—	(565,253)	—	(565,253)	(359)	(565,612)
Share-based compensation	—	—	—	—	—	—	2,286	—	—	2,286	—	2,286
Disposal of a equity investee	—	—	—	—	—	—	(3,473)	—	—	(3,473)	—	(3,473)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(500)	—	(500)	—	(500)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	28,816	28,816	598	29,414

Balance as of December 31, 2021	29,272,306	198	6,571,429	41	(517,454)	(71,018)	3,558,821	(1,772,189)	64,739	1,780,592	(11,261)	1,769,331

US$ (Note 2(e))	—	31	—	6	—	(11,144)	558,457	(278,096)	10,159	279,413	(1,767)	277,646

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2(e))
Cash flows from operating activities:
Net income (loss)	(87,417)	(565,732)	(88,776)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Share-based compensation	8,161	2,286	359
Inventory write-downs	64,245	469,644	73,697
Depreciation and amortization expenses	24,801	24,500	3,845
Amortization of the right-of-use assets	42,503	37,868	5,942
Loss on disposal of property and equipment	898	15,714	2,466
Unrealized foreign currency exchange losses	—	—	—
Deferred tax (benefits) expenses	23,443	(170,376)	(26,736)
Allowance for doubtful accounts/expected credit losses	83,587	70,912	11,127
Share of losses on investment in equity investees	119	70	11
Change in fair value of financial instruments	(938)	—	—
(Gain) Loss from disposal of subsidiaries	12,575	—	—
Loss (gain) on disposal equity investees and investment security	164	(1,674)	(263)
Amortization of issuance costs of convertible note	20,478	13,741	2,156
Accrued interest expenses for convertible notes	—	108,263	16,989
Impairment for equity investees	—	26,275	4,123
Changes in operating assets and liabilities:
Accounts receivable	19,180	81,034	12,716
Inventories	(699,171)	(178,816)	(28,060)
Advance to suppliers	(74,194)	43,976	6,901
Amount due from related parties	30	—	—
Prepayments and other assets	(160,875)	(174,303)	(27,352)
Other non-current assets	1,516	8,011	1,257
Accounts payable	(209,108)	70,845	11,117
Advance from customers	42,514	100,942	15,840
Accrued expenses and other liabilities	(136,369)	(95,380)	(14,967)
Deferred revenue	123,739	(201,518)	(31,623)
Operating lease right-of-use assets	(6,274)	(3,565)	(559)
Operating lease liabilities	(24,604)	(38,137)	(5,985)
Income tax payable	(12,205)	(26,041)	(4,085)
Long-term liabilities	41,314	—	—

Net cash used in operating activities	(901,888)	(381,461)	(59,860)

Cash flows from investing activities:
Purchase of land use right	—	(6,300)	(989)
Purchase of property and equipment	(17,194)	(7,606)	(1,193)
Cash paid for investment in equity investees	—	(250)	(39)
Cash paid for business combination, net of cash acquired	(4,043)	—	—
Cash decreased due to disposal of subsidiaries	(3,129)	—	—
Proceeds from disposal of a subsidiary	10,000	—	—
Purchase of equity securities and put option	—	—	—
Proceeds from maturity of time deposits	—	—	—
Proceeds from disposal of investment securities	2,029	—	—
Proceeds from disposal of investment in equity investees	12,000	—	—
Net cash provided by/(used in) investing activities	(337)	(14,156)	(2,221)

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares to Qudian Inc., net of issuance cost	703,774	—	—
Capital injection from non-controlling interests	346	—	—
Repayment to related parties	(426)	(62)	(10)
Proceeds from short-term borrowings	146,000	40,000	6,277
Proceeds from long-term borrowings	—	—	—
Repayment of short-term borrowings	(130,000)	(177,559)	(27,863)
Repayment of long-term borrowings	(14,211)	(15,789)	(2,478)
Proceeds from other borrowings	—	10,000	1,569
Repayment of other borrowings	—	(15,000)	(2,353)
Net cash provided by /(used in) financing activities	705,483	(158,410)	(24,858)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(27,790)	(4,661)	(731)

Net decrease in cash, cash equivalents and restricted cash	(224,532)	(558,688)	(87,670)

Cash, cash equivalents and restricted cash at the beginning of the year	954,136	729,604	114,491
Cash, cash equivalents and restricted cash at the end of the year	729,604	170,916	26,821

Supplemental information
Interest paid	59,329	15,213	2,387
Income tax paid	10,726	27,333	4,289
ROU assets obtained in exchange for new operating lease liabilities	6,274	3,565	559
Receivable from disposal of a subsidiary	2,143	2,143	336
Accrual for purchase of property and equipment	—	—	—
Accrual for business acquisition (Note 5)	—	—	—
Consideration payable for acquiring equity interests	1,000	—	—

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2(e))
Cash and cash equivalents	639,932	156,108	24,497
Restricted cash, current	85,826	14,211	2,230
Restricted cash, non-current	3,846	597	94

Total cash, cash equivalents and restricted cash	729,604	170,916	26,821

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization

Description of Business

Secoo Holding Limited (“Secoo” or the “Company”) was incorporated in the Cayman Islands on January 4, 2011. Secoo, through its consolidated subsidiaries, variable interest entities and variable interest entities’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in the sale of upscale brand products including handbags, watches, jewelry and other premium lifestyle products through its own internet platforms and offline experience centers. Secoo also offers its website as a marketplace to third party merchants to facilitate their sales of upscale products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC” or “China”).

Organization

The Group operates its website in the PRC through Beijing Secoo Trading Ltd. (“Beijing Secoo”), a limited liability company established under the laws of the PRC on April 30, 2009, and Beijing Wo Mai Wo Pai Auction Co., Ltd (“Beijing Auction”), a limited liability company established under the laws of the PRC on September 15, 2014. Beijing Secoo holds the necessary PRC operating licenses for the online business, and Beijing Auction holds the necessary PRC operating license for the auction business. The equity interests of Beijing Secoo and Beijing Auction (collectively referred to as the “VIEs”) are legally held by individuals who act as nominee equity holders of the VIEs on behalf of Kutianxia (Beijing) Information Technology Ltd. (“Kutianxia”), the Company’s indirectly wholly-owned subsidiary in the PRC. Beijing Secoo entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements, and an Exclusive Option to Purchase Intellectual Properties Agreement (collectively, the “Beijing Secoo VIE Agreements”). Beijing Auction entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements and Loan Agreements (collectively, the “Beijing Auction VIE Agreements”, and together with the Beijing Secoo VIE Agreements, the “VIE Agreements”).

Pursuant to the VIE Agreements, the Group, through Kutianxia, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of VIEs, and has an exclusive option to purchase all or part of the equity interests in VIEs when and to the extent permitted by PRC law at the minimum price possible. The Company’s management concluded that Beijing Secoo and Beijing Auction are variable interest entities of the Group and Kutianxia is the primary beneficiary of Beijing Secoo and Beijing Auction. As such, the financial statements of the VIEs are included in the consolidated financial statements of the Company.

The principal terms of the agreements entered into among the VIEs, their nominee equity holders and Kutianxia, the primary beneficiary, are further described below.

•	Powers of Attorney

Kutianxia and each of the shareholders of Beijing Secoo entered into a Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Beijing Secoo irrevocably appointed Kutianxia as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, participation in the shareholders’ meeting, appointing or removing directors, executive officers and senior management, disposing of all or part of the shareholder’s equity interests in Beijing Secoo, casting shareholder’s vote on matters requiring shareholders’ approval and doing all other acts in the capacity of shareholder as permitted by Beijing Secoo’s Memorandum and Articles of Association. In addition, Kutianxia has a right to assign its rights and benefits under the Powers of Attorney to any other parties without an advance notice to the shareholders of Beijing Secoo. The Powers of Attorney shall continue in force and be irrevocable as long as the shareholders of Beijing Secoo remain as the registered legal shareholders of Beijing Secoo.

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction contains the same terms as those described above. The Powers of Attorney will be in effect for as long as the shareholders of Beijing Auction hold any equity interests in Beijing Auction.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

•	Exclusive Business Cooperation Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Business Cooperation Agreement, whereby Kutianxia is appointed as the exclusive service provider for the provision of business support, technology and consulting services to Beijing Secoo. Unless a written consent is given by Kutianxia, Beijing Secoo is not allowed to engage a third party to provide such services, while Kutianxia is able to designate another party to render such services to Beijing Secoo. Beijing Secoo shall pay Kutianxia on a quarterly basis a service fee, which shall be an amount that is determined by Kutianxia based on the amount of services provided, and the market value for those services, and Kutianxia has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to Beijing Secoo. Kutianxia owns the exclusive intellectual property rights, whether created by Kutianxia or Beijing Secoo, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement has an initial term of ten years and can be indefinitely extended at the sole discretion of Kutianxia. Beijing Secoo is not permitted to terminate the agreement except if Kutianxia commits gross negligence or fraud.

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction contains the same terms as those described above, except that Beijing Auction shall pay Kutianxia a monthly service fee determined at the sole discretion of Kutianxia on the basis of the scope and complexity of the work, the experience of staff personnel and their time spent and the market price of such work. The Exclusive Business Cooperation Agreement will be in effect for an unlimited term, unless terminated in writing by Kutianxia, or the Exclusive Business Cooperation Agreement shall be terminated as of the expiration date of the business term of either Kutianxia or Beijing Auction if the renewal of the business term of the respective companies is not approved by the relevant government authorities. Beijing Auction is not permitted to terminate the Exclusive Business Cooperation Agreement.

•	Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. To guarantee payment from Beijing Secoo for services rendered pursuant to the Exclusive Business Cooperation Agreement, the shareholders of Beijing Secoo pledged their respective shares in Beijing Secoo under the Equity Pledge Agreement to Kutianxia as collateral for Beijing Secoo’s service fee payment. In the event Beijing Secoo fails to pay Kutianxia its service fee, Kutianxia will have the right to sell the pledged shares and apply the proceeds received to pay any outstanding service fees due by Beijing Secoo to Kutianxia. The shareholders of Beijing Secoo agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged shares or create or allow any encumbrance on the pledged shares, and they also agree that Kutianxia’s rights relating to the equity pledges shall not be prejudiced by any legal actions of the shareholders of Beijing Secoo, their successors or their designees. The equity pledges have been registered with the relevant registration authority and became effective and enforceable since registration. During the term of the Equity Pledge Agreement, Kutianxia is entitled to receive dividends attributable to the pledged Beijing Secoo shares. The Equity Pledge Agreement has a term of ten years which shall be automatically extended corresponding to the extension of the Exclusive Business Cooperation Agreement. The Equity Pledge Agreement shall be terminated as and when the Exclusive Business Cooperation Agreement terminates.

Pursuant to the Equity Pledge Agreement entered into among Kutianxia, Beijing Auction, and the nominee shareholders, the shareholders of Beijing Auction pledge all of their equity interests in Beijing Auction to guarantee their and Beijing Auction’s performance of their obligations under the contractual arrangements including, but not limited to, the Exclusive Business Cooperation Agreement, Exclusive Option to Purchase Agreement, Loan Agreement and Powers of Attorney. If Beijing Auction or its shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests of Beijing Auction. The shareholders of Beijing Auction agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Kutianxia, and they also agree that Kutianxia’s rights relating to the pledged equity interests shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. The shareholders of Beijing Auction shall subscribe for additional equity in Beijing Auction only upon the written consent of Kutianxia and the additional equity shall thereon deemed to be pledged equity interests subject to the terms of the Equity Pledge Agreement. During the term of the Equity Pledge Agreement, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

In the event of liquidation of Beijing Auction, any distribution from the liquidation proceeds of Beijing Auction received by the shareholders of Beijing Auction shall be deposited into an account designated by Kutianxia and subject to the supervision of Kutianxia or the funds in the account shall be unconditionally transferred to Kutianxia to the extent permitted by PRC law. The Equity Pledge Agreement became effective and enforceable on the date when the pledge of equity interests were registered with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law and remain effective until Beijing Auction and its shareholders discharge all their obligations under the Equity Pledge Agreement. Kutianxia has a right to terminate the Agreement if Beijing Auction or its shareholders have any material breach of the terms of the Agreement, and may assign its rights and obligations under the Beijing Auction Agreements to any designated parties. Beijing Auction, and its shareholders shall not have any right to terminate the Agreement.

•	Exclusive Option to Purchase Agreement

Each of the shareholders of Beijing Secoo entered into an Exclusive Option to Purchase Agreement with Kutianxia and Beijing Secoo, pursuant to which the shareholders of Beijing Secoo granted Kutianxia or its designated person an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the shareholders’ equity interests in Beijing Secoo at the minimum price that the PRC law permits at the time unless a valuation of the shares is required by the PRC law. Beijing Secoo and its shareholders agree that without the prior written consent of Kutianxia, they will not undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its Articles of Association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and its shareholders shall appoint those individuals recommended by Kutianxia as directors of the company. Beijing Secoo shall provide operating and financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Exclusive Option to Purchase Agreement has an initial term of ten years and can be extended indefinitely at the discretion of Kutianxia.

The Exclusive Option to Purchase Agreement entered into among Kutianxia, Beijing Auction and its nominee shareholders contains the same terms as those described above, except that the purchase price for the equity interests shall equal the amount that the shareholders contributed to Beijing Auction as its registered capital or a pro-rata amount if only portion of the equity interests is purchased, or the minimum price permitted by applicable PRC law, whichever is higher. The Exclusive Option to Purchase Agreement will remain effective until all equity interests in Beijing Auction held by its shareholders are transferred or assigned to Kutianxia or its designees. The shareholders of Beijing Auction shall not have any right to terminate the Exclusive Option to Purchase Agreement.

•	Exclusive Option to Purchase Intellectual Properties Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Option to Purchase Intellectual Properties Agreement, pursuant to which Beijing Secoo granted to Kutianxia or its designees an exclusive and irrevocable right to purchase, to the extent permitted by the PRC law, a list of specified intellectual properties at any time Kutianxia would desire. The intellectual properties comprise domain names, copyright of the design or content of the websites, trademarks owned by Beijing Secoo and all intellectual properties purchased or developed by Beijing Secoo during the term of the Exclusive Option to Purchase Intellectual Properties Agreement, including but not limited to trademarks, trademark applications, patents, patent applications, software copyright, domain names, websites and technology knowhow. The Exclusive Option to Purchase Intellectual Properties Agreement has a term of ten years and is renewable at the option of Kutianxia for another ten years.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

•	Loan Agreements

Loan Agreements were entered into between Kutianxia and each of the shareholders of Beijing Auction. Under these Loan Agreements, Kutianxia made interest-free loans in an aggregate amount of RMB1 million to the shareholders of Beijing Auction exclusively for the purpose of the initial capitalization and the subsequent financial needs of Beijing Auction. The loans shall be repaid in full if the shareholders of Beijing Auction cease to be employees of Kutianxia, Beijing Auction or their affiliates; and can only be repaid with the proceeds derived from the sale of all of the equity interests in Beijing Auction to Kutianxia or its designated representatives pursuant to the Exclusive Option to Purchase Agreements. The term of the loans is ten years from the date of the Loan Agreements and may be extended upon mutual written consent of Kutianxia and the shareholders of Beijing Auction.

The revenue producing assets that are held by the VIEs primarily comprise of network equipment, purchased software and the website. Substantially all of such assets are recognized in the Company’s consolidated financial statements, except for certain internally developed software, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also have assembled work force for sales, marketing and operations.

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements have resulted in Kutianxia having the power to direct activities that most significantly impact the VIEs and the VIEs’ subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and the VIEs’ subsidiaries at its discretion. Kutianxia considers that it has the right to receive all the benefits and assets of the VIEs and the VIEs’ subsidiaries. As the VIEs and the VIEs’ subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Kutianxia for the liabilities of the VIEs and VIEs’ subsidiaries, and Kutianxia does not have the obligation to assume the liabilities of the VIEs and VIEs’ subsidiaries.

The Company is a Cayman Islands holding company with no equity ownership in its VIEs and the Company conduct its operations in China primarily through its PRC subsidiaries, its VIEs and their subsidiaries. The Company has maintained contractual arrangements with its VIEs. Investors in its Class A ordinary shares or the ADSs thus are not purchasing equity interest in its VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the Company’s contractual arrangements with its VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the Company could be subject to severe penalties or be forced to relinquish its interests in those operations. The Company may not be able to repay the notes and other indebtedness, and its shares may decline in value or become worthless, if the Company is unable to assert its contractual control rights over the assets of its VIEs, which contribute to 86.3% and 85.0% of its revenues in 2020 and 2021, respectively. Its holding company in the Cayman Islands, its VIEs, and investors of the Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with its VIEs and, consequently, significantly affect the financial performance of its VIEs and the Company as a whole.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

The Group has determined that the VIE agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the VIE Agreements; and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Group’s ability to control the VIEs and the VIEs’ subsidiaries also depends on the rights provided to Kutianxia under the Powers of Attorney to vote on all matters requiring shareholders’ approval in the respective VIEs. As noted above, the Group believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Kutianxia, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs and the VIEs’ subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and the VIEs’ subsidiaries. The Group believes the likelihood to lose the Group’s current ownership structure or the contractual arrangements with the VIEs and the VIEs’ subsidiaries is remote based on the current facts and circumstances.

The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of the Group. Mr. Richard Rixue Li is also director of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang each holds 82.0% and 0.2% of the total voting rights of the Company as of December 31, 2021, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The Group cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. Currently, the Group does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Group, except that Kutianxia could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Group. The Group relies on the nominee equity holders, who are both the Group’s directors and who owe a fiduciary duty to the Group, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Group and the nominee equity holders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject the Group to substantial uncertainty as to the outcome of any such legal proceedings.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2020 and 2021, and consolidated operating results and cash flows information for the years ended December 31, 2020 and 2021, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	604,154	152,871
Restricted cash	1,002	14,211
Accounts receivable, net	97,209	6,467
Inventories	3,207,836	2,938,953
Advances to suppliers	312,907	291,892
Prepayments and other current assets	432,970	568,375

Total current assets	4,656,078	3,972,769
Property and equipment, net	50,650	25,269
Restricted cash	3,846	597
Investments in equity investees	16,556	12,538
Deferred tax assets	57,102	222,545
Goodwill	807	807
Operating lease right-of-use assets	102,188	19,284
Other non-current assets	8,600	1,506

Total non-current assets	239,749	282,546

Total assets	4,895,827	4,255,315

Short-term borrowings and current portion of long-term borrowings	191,289	32,941
Accounts payable	174,583	239,404
Amount due to intercompany	3,272,486	3,555,674
Amount due to related parties	62	—
Advances from customers	55,002	183,858
Income tax payable	66,813	32,561
Accrued expenses and other current liabilities	623,632	523,599
Deferred revenue	221,595	20,186
Operating lease liabilities	36,919	12,558

Total current liabilities	4,642,381	4,600,781
Operating lease liabilities	69,006	7,539

Total non-current liabilities	69,006	7,539

Total liabilities	4,711,387	4,608,320

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Total revenues	5,195,430	2,662,614
Net income (loss)	(50,327)	(525,174)
Net cash provided by (used in) operating activities	(900,928)	(29,233)
Net cash used in investing activities	(39)	(5,582)
Net cash provided by (used in) financing activities	670,256	(406,518)
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	—	10
Net increase (decrease) in cash, cash equivalents and restricted cash	(230,711)	(441,323)
Cash, cash equivalents and restricted cash at the beginning of the year	839,713	609,002
Cash, cash equivalents and restricted cash at the end of the year	609,002	167,679

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company or its subsidiary is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors (the “Board”), or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)	Liquidity

The Group experienced net loss of RMB87,417 and RMB565,732 for the years ended December 31, 2020 and 2021, respectively, and negative cash flows from operating activities of approximately RMB901,888 and RMB381,461 for the years ended December 31, 2020 and 2021, respectively. The major source of liquidity to support the Group’s operating cash outflow is from cash flow providing by financing activities, which were cash inflow of RMB705,483 for the year ended December 31, 2020, and RMB158,410 cash outflow for the year ended December 31, 2021. As of December 31, 2021, the Group had cash position of RMB170,916, working capital of RMB2,792,897, and accumulated deficit of RMB1,772,189. On August 8, 2021, the Company’s US$175,000 convertible note matured without any redemption, repurchase or conversion. These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the convertible note. On April 19, 2022, the Company issued the New Note to Great World to replace the convertible note (see Note 13).

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, and the refinancing arrangement for the convertible note, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. If the Group encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Group be unable to continue as a going concern.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d)	Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the standalone selling prices of performance obligations of revenue contracts, sales returns, the allowance for credit losses of accounts receivable and prepayment and other current assets, fair values of put option, fair value of observable transaction for equity investment without readily determinable fair value, noncontrolling interests with respect to business combinations, share-based compensation, convertible note and warrant, useful life of long-lived assets, recoverability of the carrying value of goodwill, purchase price allocations, inventory write-downs for excess and obsolete inventories, realization of deferred tax assets, and forfeiture rates for share options granted. Actual results may differ materially from those estimates.

(e)	Foreign Currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in United States of America is the United States dollars (“US$”). The functional currencies of the Company’s subsidiaries incorporated in Hong Kong Special Administrative Region (“HK” or “Hong Kong”), Italy, Japan and Malaysia are the Hong Kong dollars, the Euro dollars, the Japanese Yen and the Ringgit Malaysia, respectively. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive income (loss).

The financial statements of the non-PRC Group’s entities are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current periods are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period.

The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of shareholders’ equity.

(f)	Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(g)	Fair Value

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Short-term financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, investment securities, put option (included in prepayments and other current assets), accounts receivable, net, amounts due from related parties, Short-term borrowings and current portion of long-term borrowings, accounts payable, contingent considerations (included in accrued expenses and other current liabilities), and amounts due to related parties.

The Group measures investment securities and contingent considerations at fair value on a recurring basis. Investment securities were measured at fair value using observable inputs. Contingent considerations were measured at fair value using unobservable inputs. As of December 31, 2020 and 2021, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2020 and 2021, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group are long-term loans, convertible note and contingent considerations (included in long-term liabilities). As of December 31, 2020 and 2021, the carrying values of long-term loans approximated to their fair values as the interest rates of the Group’s long-term loans approximate the rates currently offered by the banks for similar loans. The convertible note was initially recognized based on the relative fair value of the convertible note and warrant and subsequently measured at amortized cost using effective interest rate. The estimated fair values of the convertible note based on a market approach were approximately US$199,604 (equivalent to RMB1,302,416) and nil as of December 31, 2020 and 2021, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible note, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative from convertible note was nil as of December 31, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h)	Business Combination and Non-redeemable Non-controlling Interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

For the Company’s majority-owned subsidiaries and consolidated VIEs, non-redeemable non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. Non-redeemable non-controlling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

(i)	Investments

The Group’s investments consist of investment securities and investments in equity investees.

Investment securities

The Company’s investment securities represent equity securities traded publicly in the open market, which are measured at fair value with changes recorded in changes in fair value of financial instruments in the consolidated statements of comprehensive income (loss).

Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, which includes equity investments without readily determinable fair value and equity method investments.

Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been otherthantemporarilyimpaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and nearterm prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, no impairment losses for investments in equity investees were recognized during the years of 2019, and 2020. Impairment loss of RMB26,275 for investments in equity investees were recognized during the year of 2021.

(j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(k)	Time Deposits

Time deposits represent deposits at banks with original maturities of more than three months but less than one year.

(l)	Restricted Cash

Restricted cash primarily represents cash deposited with a bank in conjunction with a borrowing from the bank, restricted in relation to legal proceedings, and deposits for maintain the travel agency license. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing or payables. The cash restricted for use longer than one year is classified as non-current assets in the consolidated balance sheets.

(m)	Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. The Group adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method. Based on upon Group’s assessment of various factors, including historical experience and the expectation of future economic conditions, upon adoption of the new standard on January 1, 2020, the Company recorded an increase in the opening balance of accumulated losses of RMB7,742.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group maintains an allowance for credit losses for accounts receivable and prepayments and other current assets, which is recorded as an offset to accounts receivable and prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income (loss). When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

(n)	Accounts Receivable

Accounts receivable mainly represent amounts due from customers and installment payment by end customers with payment period within one year. Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

Prior to January 1, 2020, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. RMB9,018 and RMB15,606 provision for credit loss were provided as of December 31, 2020 and 2021, respectively.

Starting from January 1, 2020, accounts receivables are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above (“Adoption of ASU 2016-13”). The receivable balances are written off when they are deemed uncollectible.

(o)	Transfer of financial assets

Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized in the consolidated balance sheets pursuant to ASC Topic 860, Transfers and Servicing (“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met.

Beginning August 2019, the Group entered into periodically arrangements with one third-party non-financial institution to transfer the Group’s accounts receivables arising from consumer financing. The transfers of accounts receivables meet the criteria as defined in the ASC 860 and therefore are derecognized in the consolidated balance sheet. The investor has no recourse to the Group if the underlying consumers fail to pay amounts contractually on due. No such transaction was recognized in 2020 and 2021.

(p)	Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income (loss). Inventory write-downs of RMB64,245 and RMB469,644 were recognized in the years of 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)	Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Software	10 years
Transportation equipment	4 years
Office equipment	3-5 years
Leasehold improvements	Shorter of 5 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of comprehensive income (loss).

(r)	Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of each reporting unit is in excess of its carrying amount as of December 31, 2021. Therefore, no impairment loss was recorded for the year ended December 31, 2020 and 2021.

(s)	Impairment of Long-lived Assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(t)	Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group adopted ASC 842 on January 1, 2019, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements.

The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The Group’s lease terms may include options to extend or terminate the lease. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately.

(u)	Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of new brand merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% since April 1, 2019. Service revenue is subject to VAT at the rate of 6%. The VAT payable is recorded in Accrued expenses and other current liabilities in the consolidated balance sheets.

(v)	Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

The Group adopted ASC 606 — “Revenue from Contracts with Customers” for all years presented.Under ASC 606, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties.

To achieve that core principle, the Group applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Merchandise Sales

The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances of RMB2,345 and RMB117 as of December 31, 2020 and 2021, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

With respect to considerations from merchandise sales, the Group allocates proceeds from merchandise sales among sales of the products, customer loyalty program benefits and coupons with material rights based on relative standalone selling price. Proceeds allocated to sales of goods are recognized as revenue from merchandise sales when the receipt of merchandise is confirmed by the customer, which is the point that the control of the merchandise is transferred to the customer. Proceeds allocated to customer loyalty program benefits and coupons are recorded as deferred revenue.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

Marketplace and other services

With respect to the marketplace service revenue, the Group does not consider it controls the products before they are transferred to the customer or have the ability to direct the use of the goods and obtain substantially all of their benefits. The Group bears no physical and general inventory risk and has no discretion in establishing price, so it has determined that revenue from its sales of products under these arrangements are marketplace service fees in nature. Revenue is recognized when the Group has fulfilled its selling performance obligations on behalf of the principal in the transaction, which is when the products are accepted by the customer.

The Group recognizes other service revenue when control of promised service is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liability (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Group collects cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. The cash collected from the customer before the Company has transferred products or provided services, is initially recorded in deferred revenue (a contract liability) in the consolidated balance sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The amounts of revenue recognized during the years ended December 31, 2020 and 2021 from the opening balance of deferred revenue as of January 1, 2020 and 2021, was RMB96,779 and RMB220,496, respectively. The remaining performance obligation is expected to be recognized as revenue within the next 12 months.

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

Advance from customers

Under marketplace revenue, the Group collects full amount from end customers and only records the net commission fee as revenue at the point of customer acceptance. The amounts that the Group collected in excess of the net commission fee are recorded under advance from customers account in the Group’s consolidated balance sheets.

(w)	Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points can be used as cash for future purchases from the Group, which will directly reduce the amount paid by the customer. Periods after July, 2020, the loyalty program points expire on one day before the end of the quarter, and are redeemable for a maximum of 100% on the customers’ future purchase amounts. Periods prior to July, 2020, the loyalty program points expire on December 31 of the following year after they are awarded, and are redeemable for a maximum of 30% on the customers’ future purchase amounts. Loyalty program point is considered as a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the merchandise and loyalty program points based on the relative standalone selling price of the merchandise and loyalty program points. Consideration allocated to loyalty program point is initially recorded as deferred revenue and recognized as revenues when loyalty program points are used or expire. The Group estimates the relative standalone selling price, including an estimate of the breakage for points that members will never use. The Group reviews the relative standalone selling price of loyalty program point at least annually based upon the latest available information regarding redemption and expiration patterns.

(x)	Cost of Revenues

Cost of revenues primarily consist of cost of merchandise sold and inventory write-downs, repair and maintenance staff payroll and related depreciation and amortization. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive income (loss). Inventory write-downs of RMB64,245 and RMB469,644 were recognized in the years of 2020 and 2021, respectively.

(y)	Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB51,730 and RMB29,083 for the years ended December 31, 2020 and 2021, respectively.

(z)	Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB119,881 and RMB86,714 for the years ended December 31, 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)	Technology and Content Development Expenses

Technology and content development expenses mainly consist of technology infrastructure expenses and payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as costs associated with computation, storage and telecommunication infrastructures.

For internal use software, the Group expensed all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Third-party costs incurred in the application development stage are capitalized and amortized over the estimated useful life.

(bb)	General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees, credit loss and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs.

(cc)	Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted shares and share options to eligible employees and directors.

Share-based awards granted to the employees before the Group’s IPO are subject to service and performance conditions, and are measured at the grant date fair value of the awards using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved. Share-based awards granted to the employees after the Group’s IPO are subject to service conditions, and are measured at the grant date fair value of the awards using straight line method, net of estimated forfeitures.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Prior to IPO, estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(dd)	Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. For its employees in the PRC, the Group has participated in defined contribution benefit plans and social insurance plans organized by the relevant local governmental authorities. For its employee in Hong Kong, the Group participates in the mandatory provident fund scheme with contributions calculated in accordance with the provisions under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB43,747 and RMB40,683 for the years ended December 31, 2020 and 2021, respectively.

(ee)	Subsidy Income

Subsidy income represent amounts granted by local government authorities as an incentive for companies to promote and develop. Subsidy income received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized as others in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB24,324 and RMB20,260 in the Company’s consolidated statements of comprehensive income (loss) for the years ended December 31, 2020 and 2021, respectively.

(ff)	Taxation

Income Tax

Current income taxes are provided on the basis of income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(gg)	Disposal of Subsidiary

The Group accounts for the disposal of a subsidiary when it ceases to control the subsidiary’s assets and liabilities. A gain or loss is recognized and measured as the difference between the fair value of consideration received or to be received and the value of assets, liabilities and equity components de-recognized, related to that subsidiary when deconsolidated.

(hh)	Redeemable Non-controlling Interest

The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value. The redeemable non-controlling interest is carried at the expected redemption value.

(ii)	Treasury Shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury share.

(jj)	Net income (loss) per Share

Basic net income (loss) per Class A and Class B share is computed by dividing net income (loss) attributable to holders of Class A and Class B ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable non-controlling interest, by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income (loss) is allocated between Class A and Class B ordinary shares and other participating securities based on their participating rights. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to Class A and Class B ordinary shareholders, as adjusted for the accretion and allocation of net income (loss) related to the preferred shares and accretion related to redeemable non-controlling interest, if any, by the weighted average number of Class A and Class B ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible note, exercise of the warrant using the if-converted method, unvested restricted shares and Class A ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive.

(kk)	Statutory Reserves

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2020 and 2021, appropriations of RMB1,394 and RMB5,877, respectively, were made to the statutory reserve by the Group’s wholly foreign owned PRC subsidiaries, VIEs and VIEs’ subsidiaries.

(ll)	Segment Reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer and management personnel do not segregate the Company’s business by product or service lines. All product and service categories are viewed as in one and the only operating segment.

(mm)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(nn)	Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(oo)	Recently issued Accounting Pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020 and 2021.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2021, substantial all of the Group’s cash, cash equivalents and restricted cash were held by reputable financial institutions, of which RMB168,492 (as of December 31,2020: RMB700,530) were located in the PRC and RMB2,292 (as of December 31,2020: RMB21,593) were located in Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions, companies or the Group’s appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB612,888 and RMB168,163 as of December 31, 2020 and 2021, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group’s short-term borrowings and current portion of long-term borrowings and long-term borrowing bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Fair Value Measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2020 and 2021, no assets and liabilities measured at fair value on a recurring basis.

Put option and contingent consideration were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The put option represents the put option granted by the selling shareholder of Sasseur, a Singapore listed company associated with the Company’s investment in the equity security of the Singapore listed company in 2018. The fair value of the financial instrument is included in the prepayments and other current assets in the Company’s consolidated balance sheets. Pursuant to the put option agreement, the Company has the right to request the grantor to repurchase all of the Company’s equity investments of this Singapore listed company (see Note 6) at the original purchase price, plus annualized interest of 7.5%. The put option is measured at fair value. On April 17, 2019, the Company exercised the put option and the realized gain was RMB633 in 2019.

The contingent consideration liabilities for the acquisition of Wang Pok Timepieces Limited (“Wang Pok”) and E-GO FASHION (Hong Kong) (“E-GO”) (see Note 5) are classified within Level 3 as the fair values are measured based on the inputs linked to the achievement of the performance targets that are unobservable in the market.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Put option	Contingent consideration
Balance as of December 31, 2019	—	(17,704)
Payment during the year	—	4,043
Total gain for the period included in earnings	—	938
Waived on disposal of subsidiaries (Note 17)	—	12,445
Foreign currency translation	—	278
Balance as of December 31, 2020 and 2021	—	—

The put option was valued as of December 31, 2018 using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk- free rate of 5.25%, dividend yield of 0% and volatility of 41.0%.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures its property and equipment, intangible assets, goodwill and investment in equity investees at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. No such impairment was recognized for the years ended December 31, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. Business Acquisition

In October 2018, The Company entered into a share purchase agreement to acquire 51% equity interest of Wang Pok Timepieces Limited (“Wang Pok”). The total consideration is HKD25,500 (equivalent to RMB22,636). Wang Pok engages in trading of watches and accessories. The consideration will be payable by the installments as: (i) first payment totaling HKD2,550 (equivalent to RMB2,264) upon the closing of acquisition; (ii) 3-year installments up to HKD22,950 (equivalent to RMB20,372), which are subject to achievement of future financial performance targets of the Wang Pok indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to RMB18,238, of which RMB2,264 was paid in 2018. The Company paid RMB1,344 and RMB4,043 acquisition cost in 2019 and 2020, respectively. On October 01, 2020, the Company sold 51% equity interest of Wang Pok back to the minority shareholder with nil cash consideration. Concurrently, the contingent consideration has been waived at the disposal date (Note 17).

In March 2019, the Company acquired 51% equity interest of E-GO FASHION (Hong Kong) (“E-GO”), which was engaged in luxury wholesales and supply chain. The total maximum consideration is HKD18,889 (equivalent to RMB16,099). The consideration will be payable by the installments as: (i) first payment totaling HKD2,365 (equivalent to RMB2,016) upon the closing of acquisition; (ii) 3-year installments up to HKD16,524 (equivalent to RMB14,083), which are subject to achievement of future financial performance targets of E-GO indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to HKD3,183 (equivalent to RMB2,713), of which HKD2,365 (equivalent to RMB2,016) were paid in 2018. On July 01, 2020, the Company sold 51% equity interest of E-GO back to the minority shareholder with cash consideration as HKD2,346 (equivalent to RMB2,143). Concurrently, the contingent consideration has been waived at the disposal date (Note 17).

All the acquisitions were using the acquisition method of accounting. Accordingly, the acquired assets and liabilities acquired were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of the Wang Pok and E-GO acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the years ended December 31, 2020 and 2021, the Company recorded gain of RMB938 and nil respectively in fair value change of financial instruments in the Company’s consolidated statements of comprehensive income (loss) as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

The excess of the total cash consideration, fair value of contingent consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not amortized and not tax deductible. The Group recorded RMB20,413 and RMB2,825 of goodwill from Wang Pok and E-GO business acquisitions, respectively. Goodwill resulted from the above acquisitions was assigned to one single reporting unit. The goodwill has been waived at the disposal date.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. Investments

Investment securities

In August 2019, the Company invested in 9F Inc. with a total consideration of USD333 (equivalent to RMB2,375). As of December 31, 2019, the accumulated unrealized loss related to the investment in 9F Inc. was RMB57 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income (loss). In December 2020, the Company sold the investment in 9F Inc and realized loss of RMB132 and was included in “Others” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

Investments in equity investees

Equity Method Investments

The Group has significant influence over these equity investments but does not own a majority equity interest or otherwise control and therefore accounted for these investments under equity method. As of December 31, 2020 and 2021, the Group’s investments accounted for under the equity method totaled RMB5,057 and RMB2,187, respectively.

For the year end December 31, 2021, the Group recognized its share of loss of equity method investments in the amount of RMB70 (2020: share of loss of RMB119). No impairment was recorded for the years ended December 31, 2020 and 2021.

On April 26, 2019, the Company acquired 20% equity interest in Zhongfu for a cash consideration of RMB12,000. Investment in Zhongfu is accounted for using the equity method as the Group obtained significant influence by the right to nominate one board member out of five. In January 2020, the Group disposed 20% of its investment for cash consideration of RMB12,000. As the carrying amount of the investment was reduced to RMB10,921 from subsequent recognition of the Group’s share Zhongfu’s losses, the Group recognized a gain on disposal of RMB1,079 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

Equity securities without readily determinable fair values

The Group does not have significant influence over these equity investments which do not have readily determinable market value. These investments were accounted as cost method investments prior to adopting ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). After adoption of ASU 2016-01 on January 1, 2018, the Group accounted for these investments using the Measurement Alternative. As of December 31, 2020 and 2021, the carrying amount of the Group’s equity investments using the Measurement Alternative was RMB52,132 and RMB26,290, respectively.

Investment in Spring Place One, Ltd. (“Spring Place”)

In January 2019, the Group entered into an agreement with Spring Place to acquire 44,115 common stock, which represented 1.37% equity interest of the investee, in exchange for a cash consideration of USD2,500 (equivalent to RMB17,187). The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Spring Place for the year ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, the carrying amount of investment in Spring Place was RMB16,312 and RMB15,940, respectively. No impairment on the investment was recognized for the year ended December 31, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. Investments (Continued)

Investment in Yichun Guangyao Technology Co., Ltd. (“Guangyao”)

In April 2018, the Group entered into an agreement to set up an entity, Guangyao, which is incorporated in PRC. The Group was entitled to 19% of the outstanding ordinary shares of Guangyao, for a total consideration was RMB9,500. The consideration was paid to Guangyao in 2019. The investment was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guangyao and because there is no readily determinable fair value. There is no orderly transaction for an identical or a similar investment in Guangyao for the year ended December 31, 2020 and 2021. No impairment on the investment was recognized for the year ended December 31, 2020 and 2021.

Investment in Trytry Global Inc. (“Trytry”)

In 2017, the Group entered into a share purchase agreement to acquire 20,000,000 Series Seed preferred shares of Trytry, in exchange for a cash consideration of RMB2,000. The consideration was paid to Trytry in 2019. In November 2018 and July 2019, Trytry entered into two new financing agreements with new investors and the Group. The Group subscribed for 711,462 Series A2 preferred shares issued by Trytry for a cash consideration of USD300 (equivalent to RMB2,093). After the new financing, the Group’s equity shares in Trytry was 14.56%. Since the investments in both Series Seed preferred shares and Series A2 preferred shares are not in-substance common stock and the Group does not have significant influence over Trytry, the investments were accounted as equity securities without readily determinable fair values. The new round of financing provided the observable price for the Group’s investment in Series Seed preferred shares and the Group engaged a third party appraiser to evaluate this investment in Series Seed preferred shares’s carrying amount based on the observable price, and recognized a gain of RMB22,363 from the change in fair value in 2019. In year 2021, the Group fully impaired its investment in Trytry. As of December 31, 2020 and 2021, the carrying amount of investment in Trytry at cost adjusted for observable price changes was RMB26,320 and nil, respectively.

7. Accounts Receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	108,246	26,088
Allowance for doubtful accounts	(9,018)	(15,606)

Accounts receivable, net	99,228	10,482

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the year	7,598	9,018
Charged for the year	1,420	6,588

Balance at the end of the year	9,018	15,606

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Inventories

	As of December 31,
	2020	2021
	RMB	RMB
Inventories	3,383,455	3,558,755
Inventory write-downs	(93,651)	(563,295)

Inventories, net	3,289,804	2,995,460

As of December 31, 2020 and 2021, inventories represented products, of which amounting to RMB260,677 and nil, were pledged to a domestic bank for bank loans (see Note 12). As of December 31, 2021, RMB38,461 of inventories were pledged to a third party.

9. Prepayments and Other Current Assets, net

	As of December 31,
	2020	2021
	RMB	RMB
Receivable from third-party payment platforms	452,927	618,476
Deposits	17,029	62,638
Prepaid expenses	12,796	10,605
Staff advances	2,339	1,773
Receivable from travel agencies	7,898	4,117
Others*	53,815	21,008

Prepayments and Other Current Assets	546,804	718,617
Allowance for doubtful accounts	(53,877)	(118,201)

Prepayments and Other Current Assets, net	492,927	600,416

*	Others primarily represent receivable from disposal of a subsidiary, receivable from distributors, deductible input VAT and interest receivable.

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Beginning balance prior to ASC 326	1,133	—
Impact of adoption to ASC 326	7,757	—

Beginning balance	8,890	53,877
Additions charged to bad debt expense	82,167	64,324
Write-offs	(37,180)	—	*

Balance at the end of the year	53,877	118,201

*	Write-offs primarily represent long-aged travel-related receivables, which management believes that it is more likely than not that those receivables will not be collectible in the foreseeable future.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. Property and Equipment, net

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	52,597	50,954
Software	37,763	38,972
Transportation equipment	4,241	4,237
Office equipment	8,021	7,267
Leasehold improvements	61,938	39,001

Total Property and Equipment	164,560	140,431
Accumulated depreciation	(91,533)	(99,112)

Total Property and Equipment, net	73,027	41,319

No impairment charges were recognized on fixed assets for the years ended December 31, 2020 and 2021, respectively.

Depreciation expenses were RMB23,178 and RMB24,500 for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, property and equipment amounting to RMB8,090 and nil, respectively, were pledged to a domestic bank for bank loans (see Note 12).

11. Other Non-current Assets

	As of December 31,
	2020	2021
	RMB	RMB
Rental and other deposits	8,845	1,678
Prepaid expenses	1,373	528
Prepaid land use right	—	6,300
Others	599	—

Other Non-current Assets	10,817	8,506

12. Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2020	2021
	RMB	RMB
Bank loans	146,000	8,441
Other borrowings	29,500	24,500
Current portion of long-term borrowings (Note 13)	15,789	—

	191,289	32,941

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Short-term Borrowings and Current Portion of Long-term Borrowings (Continued)

In August 2018, a subsidiary of Company entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., (“SPD”). Pursuant to the amendment, the facility in the amount of RMB50,000 was with an interest rate of 7.35% per annum and matured in May 2019. In May 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In August 2020, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2021 with an interest rate of 7.20%. In may 2021,the subsidiary repaid RMB50,000 under this facility. In addition, RMB260,677 and nil of inventories and RMB8,090 and nil of equipment were pledged to SPD as collaterals as of December 31, 2020, and 2021,respectively. A guarantee was provided by the Company’s wholly-owned subsidiary in Hong Kong S.A.R. and the Company. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2020 and 2021, the Group met the financial covenants. As of December 31, 2020 and 2021, the outstanding balances of the short-term under the facilities were RMB50,000 and nil, respectively.

In December 2019, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29,500 with an interest rate of 9.5% per annum, a maturing term of six months. During 2020, the subsidiary repaid RMB15,000 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB29,500 and RMB14,500, respectively.

In December 2019, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. and borrowed RMB80,000 with an interest rate of 3.92% per annum, a maturing term of one year. In December 2020, the subsidiary repaid RMB80,000 under this loan agreement, and concurrently renewed the loan agreement and borrowed RMB76,000. The loan had a maturity term of one year with interest rate of 3.8% per annum. In November 2021, the subsidiary repaid RMB76,000 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB76,000 and nil, respectively. As of December 31, 2020 and 2021, a restricted cash deposit of RMB84,824 and nil were deposited to the bank for this borrowing, respectively.

During 2020, a subsidiary of the Group entered two one-year borrowing agreements with Shanghai Pudong Development Bank Co., Ltd at the interest rates from 3.92% to 4.35%. The subsidiary received RMB10,000 in October 2020 and RMB10,000 in December 2020. A guarantee was provided by Beijing Secoo. In October 2021 and December 2021, the subsidiary repaid RMB10,000 and RMB 1,559 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB20,000 and RMB8,441, respectively.

In September 2021, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB10,000 with an interest rate of zero, a maturing term of one month. As of December 31,2021, the outstanding balance of the short-term borrowing was RMB10,000.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Long-term Borrowings, Excluding Current Portion

	As of December 31,
	2020	2021
	RMB	RMB
Convertible note	1,128,004	—
Other long-term borrowing	—	1,348,046
Long-term loans	15,789	—
Less: current portion (Note 12)	(15,789)	—

	1,128,004	1,348,046

Convertible note

The principal amount and unamortized discount/premium and debt issuance costs as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Principal amount	1,141,858	—
Unamortized debt discount and issuance costs	(13,854)	—

	1,128,004	—

On August 8, 2018, the Company signed the convertible note and warrant subscription agreement (the “Agreement”) with Great World Lux Pte. Ltd(the “Holder”), pursuant to which the Company issued US$175,000 (equivalent to RMB1,195,478) convertible note (the “Original Note”) and warrant to Great World Lux Pte. Ltd on August 8, 2018.

The Original Note bears interest of 4% per annum, payable annually, and will mature on August 8, 2021 (the “Original Maturity Date”) unless redeemed, repurchased or converted prior to such date.

The Original Note is convertible at the option of the Holder at any time during the conversion period, which is defined as the period starting from the first anniversary of the issue date to the Original Maturity Date. The conversion rate of the Original Note is US$26 per Class A shares, representing an initial conversion rate of 38.46 Class A Shares per US$1,000 principal amount of the Original Note, subject to the adjustments as described in the agreement.

The Holder may require the Company to repurchase all or portion of the Original Notes for cash on August 8, 2021, or upon a fundamental change (the “contingent put option upon fundamental change”), at a repurchase price equal to 1) the outstanding principal amount, plus 2) accrued and unpaid interest, and plus 3) an additional amount that shall, provide the Holder an internal rate of return of 8%. Additionally, pursuant to the agreement, if the EBITDA (as defined in the agreement) of the Company for the financial year ended on December 31, 2018, as determined based on the audited consolidated financial statements of the Company, is lower than US$40,000, the Holder have the right to require the Company to repurchase all or portion of the Notes for cash at a repurchase price to provide the Holder an internal rate of return of 12% (the “contingent put option upon performance failure”). As of December 31, 2018, the Company’s EBITDA (as defined in the agreement) exceeded the US$40 million requirement. There was no requirement of EBITDA (as defined in the agreement) for the years ended December 31, 2020 and 2021.

Pursuant to the Agreement, the Holder of the warrant is entitled to purchase from the Company 500,000 ADS at an exercise price of US$18 per ADS.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has early adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. ASU 2017-11 no longer requires the Company to consider down round features when determining whether its warrant and embedded conversion option is indexed to its own stock.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Long-term Borrowings, Excluding Current Portion (Continued)

The Company assessed the accounting on the convertible Note and the warrant under ASC 815 Derivatives and Hedging and concluded that:

•

The warrant is freestanding financial instrument as it is legally detachable and separately exercisable. Further, the warrant is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the warrant is equity classified; The embedded contingent put option upon fundamental change is clearly and closely related to the debt host contract and does not need to be separately account for.

•	The embedded contingent put option upon performance failure is not clearly and closely related to the debt host contract and needs to be separately accounted for.

•

The embedded conversion feature is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the conversion feature does not need to be separately accounted for.

The proceeds of US$175,000 (equivalent to RMB1,195,478), net of issuance cost of US$300 (equivalent to RMB1,833), was allocated to the Original Note and the warrant based on the relative fair value as of August 8, 2018. Accordingly, the Company recorded the warrant of US$1,201 (RMB8,208). The Company considered that the possibility of performance failure is zero, therefore the fair value of the contingent put option upon the performance failure was nil on August 8, 2018. The Company measured the effective conversion price of the Original Note using the Original Note’s carrying value on August 8, 2018, and compared to the fair value of the Company’s common stock on that date. As the effective conversion price of the convertible note of US$25.82 is below the fair value of the Company’s common stock of US$26.78, the Company recognized a beneficial conversion feature of US$6,451 (RMB44,072).

The issuance cost is amortized as interest expense using the effective interest rate method through the maturity date of the Original Note. As of December 31, 2020, the principal amount was US$175,000 (equivalent to RMB1,141,858), unamortized debt discount and issuance cost was US2,123 (equivalent to RMB13,854), and net carrying amount was US$172,877 (equivalent to RMB1,128,004). The effective interest rate was 9.45% for the Original Note. For the year ended December 31, 2020 and 2021, the Company recognized interest expenses related to the Original Note of RMB117,149 and RMB79,271, respectively.

Restructuring of Convertible Note

The Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the Original Note. On April 19, 2022, the Company issued the two-year guaranteed secured note to Great World with the principal amount of US$217,739 (equivalent to RMB1,387,563), or the New Note, to replace the Original Note. Also on April 19, 2022, each of the Company’s subsidiaries signed a guarantee agreement and a subordination agreement to secure the Company’s obligations under the New Note.

The Company and the Holder of the Original Note agreed that from the date the Original Note matured through the effective date of the New Notes, interest should be accrued at an effective interest rate of 10% per annum, compounded monthly on the basis of a 360-day year based on the principal of US$203,213. The Company accrued interest expenses of US$8,222(RMB52,423) from August 9, 2021 through December 31, 2021 the balance of US$211,538 (equivalent to RMB1,348,046) were recognized as other long-term borrowing in the balance sheet.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Long-term Borrowings, Excluding Current Portion (Continued)

Long term loans

A subsidiary of the Group entered into an agreement with SPD for a long-term line of credit of RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017, 2018 and 2019, RMB4,611, RMB11,065 and RMB4,324 were repaid, respectively. In September 2019, the subsidiary drew down RMB30,000 with an interest rate of 7.25% per annum, a maturing term of two years. During 2020 and 2021, RMB14,211 and RMB15,789 were repaid. As of December 31, 2020 and 2021, the subsidiary met the financial covenants. As of December 31, 2020 and 2021, the outstanding balances of RMB15,789 and nil were included in short-term borrowings and current portion of long-term borrowings in the consolidated balance sheets.

As of December 31, 2021, the future principal payments for the Group’s long-term borrowings, including long-term loans and other long-term borrowing will be due according to the following payment schedule:

Principal amounts
RMB
2022	—
2023	—
2024	1,348,046

Total	1,348,046

14. Accrued Expenses and Other Current Liabilities

			As of December 31,
			2020	2021
			RMB	RMB
Interest payable	(i	)	21,053	4,599
Payables to merchants			511,370	428,238
Accrual for salary, bonus and employee benefits			22,211	26,256
Advertising fees payable			19,216	7,122
Accrued expenses			22,008	23,970
Deposits from merchants			50,256	53,373
Other tax payable			95,322	73,029
Others			929	6,888

Accrued Expenses and Other Current Liabilities			742,365	623,475

(i)	The balance mainly includes the current portion of interest payable of convertible note (see Note 13).

15. Lease

The Group has operating leases mainly for offices, offline experience centers, customer service centers and logistics centers. The Group adopted ASC 842 effective January 1, 2019. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

Operating lease cost for the years ended December 31, 2020 and 2021 was RMB56,841and RMB47,005, respectively, which excluded cost of short-term contracts. Short-term lease costs for the years ended December 31, 2020 and 2021 were RMB6,916 and RMB3,327, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15. Lease (Continued)

A summary of supplemental information related to operating leases as of December 31, 2020 and 2021 is as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Operating lease ROU assets	105,938	20,809
Operating lease liabilities-current	40,204	13,721
Operating lease liabilities-non-current	70,427	7,946

Total operating lease liabilities	110,631	21,667

Weighted average remaining lease term	2.91	1.97
Weighted average discount rate	11.5%	9.3%

	For the year ended December 31,
	2020	2021
	RMB	RMB
Operating cash flows for operating leases	56,841	51,933
ROU assets obtained in exchange for new operating lease liabilities	6,274	3,565

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 is as follows:

As of December 31, 2021
RMB
2022	15,427
2023	4,924
2024	2,849
2025	763
Total lease payments	23,963
Less: interest	(2,296)

Present value of operating lease liabilities	21,667

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced.

16. Income Tax

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25)% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (Continued)

PRC

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%. In accordance with the implementation rules of EIT Law, and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

One of the Group’s PRC subsidiaries, kutianxia, is qualified HNTE in 2020 and enjoys a reduced tax rate of 15%, which will expire in 2023. The other PRC subsidiaries and consolidated VIEs and VIE’s subsidiaries are subject to the 25% EIT rate.

Italy

Under the current laws of Italy, the Group’s Italy subsidiary is subject to Italy profits tax at the rate of 22% and local tax at the rate of 2%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

The components of income (loss) before income taxes are as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Cayman Islands	(29,736)	(119,601)
Hong Kong	(47,456)	5,633
PRC, excluding Hong Kong	1,930	(618,406)
Italy	(7,104)	(1,268)
Others	1,552	(1,173)

	(80,814)	(734,815)

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2021, the Company has not provided deferred tax liability on undistributed earnings of RMB85,645 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred tax liability related to these earnings was RMB8,565.

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss), which were attributable to the Group, are as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Current tax expenses	9,073	1,293
Deferred tax benefits	(2,470)	(170,376)

Income tax expenses (benefits)	6,603	(169,083)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (continued)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Statutory income tax rate	25%	25%
Increase (decrease) in effective income tax rate resulting from
Entities not subject to income tax	(12.32)%	(4.07)%
Effect of PRC preferential tax rates and tax holiday	(18.79)%	1.24%
Tax rate differential	2.21%	0.05%
Share-based compensation	(2.19)%	(0.06)%
Non-deductive expense without tax invoice	(1.09)%	(0.01)%
R&D surplus deduction	7.97%	0.93%
Change in valuation allowance	(11.89)%	(1.72)%
Others	2.93%	1.65%
Effective income tax rate	(8.17)%	23.01%

b)	Deferred tax assets and liability

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Inventory write-downs	23,040	140,332
Net operating loss carry forwards	53,115	91,042
Advertisement expenses	1,362	709
Allowance for doubtful accounts	14,983	32,373
Lease liability	26,226	5,064
Valuation allowance	(9,604)	(22,245)

Total deferred tax assets, net	109,122	247,275

Deferred tax liabilities
Right of use assets	26,226	5,064

Total deferred tax liabilities	26,226	5,064

Net deferred tax assets	82,896	242,211
Net deferred tax liabilities	—	—

In assessing the recoverability of its deferred tax assets, the Group considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

As of December 31, 2020 and 2021, the valuation allowance of RMB9,604 and RMB22,245 were primarily provided for the deferred income tax assets of a certain subsidiary, which was not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (Continued)

As of December 31, 2021, the Group had net operating loss carry forwards of approximately RMB7,309 attributable to the Hong Kong subsidiary, RMB521,545 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB12,697 attributable to other subsidiaries. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The changes in valuation allowance for the years ended December 31, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the year	—	9,604
Additions	9,604	12,641
Reversals	—	—

Balance at the end of the year	9,604	22,245

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2016 to 2021 are open to examination by the PRC tax authorities.

17. Disposal subsidiaries

On July 1, 2020 the Group sold its 51% share in its subsidiary E-GO to the minority shareholders for a consideration (to be received) of HKD2,346 (equivalent to RMB2,143). Concurrently, the contingent consideration from E-GO business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD366 (equivalent to RMB334). The Group derecognized the assets and liabilities and recorded a loss of RMB999 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

On October 1, 2020 the Group sold its 51% share in its subsidiary Wang Pok to the minority shareholders with no consideration. Concurrently, the contingent consideration from Wang Pok business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD16,283 (equivalent to RMB14,308). The Group derecognized the assets and liabilities and recorded a loss of RMB11,576 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Redeemable Non-controlling Interest

The movement in the carrying value of the redeemable non-controlling interests is as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Balance as of January 1	9,337	10,010
Cumulative effect of adopting ASU 2016-13	(14)	—
Gain (loss)	1,165	(120)
Accretion of redeemable non-controlling interest	500	500
Foreign currency translation adjustment, net of nil income taxes	(978)	(90)

Balance as of December 31	10,010	10,300

In October 2016, a third party investor acquired 15% of the equity interest of the Company’s wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning from October 1, 2016 to the date of redemption.

The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the expected redemption value. As of December 31, 2021, the redeemable non-controlling interest was currently redeemable at the option of the non-controlling shareholder.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Ordinary Shares

On September 22, 2017, the Group completed its initial public offering of 4,250,000 Class A ordinary shares, at a public offering price of US$26 per share. The net proceeds received were US$100,844 (or RMB664,464).

Concurrently upon the completion of the Company’s IPO, the Company issued 769,231 and 384,615 Class A ordinary shares to Gold Ease Global Limited and YTL Cayman Limited, respectively, in a private placement at a price of US$26 per share. Proceeds from such issuance of ordinary shares were USD30,000 (or RMB197,697).

Following the completion of the Group’s IPO, the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the Board subject to the Companies Law.

In June 2020, the Company issued 10,204,082 Class A ordinary shares pursuant to a share purchase agreement with Qudian Inc.(“Qudian”), a US listing company and a leading technology platform empowering the enhancement of online consumer credit experience in China. The net proceeds received were US$99,203(or RMB703,774).

As of December 31, 2020 and 2021, there were 28,754,852 and 6,571,429 Class A and Class B ordinary shares outstanding.

As of December 31, 2020 and 2021, all Class B ordinary shares were held by the Chairman and CEO of the Group.

20. Share Repurchase Program

In November 2017, the Board of the Company approved a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation.

During the year ended December 31, 2017, the Company repurchased 359,595 shares for US$6,459 (RMB42,606) on the open market, at a weighted average price of US$17.96 per share. During the year ended December 31, 2018, the Company repurchased 157,859 shares for US$4,149 (RMB28,412) on the open market, at a weighted average price of US$26.28 per share. The Company accounts for repurchased ordinary shares under the cost method and includes such cost as a component of the shareholders’ equity.

On April 30, 2020, the Board of the Company approved a share repurchase program that the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation. During the year ended December 31, 2020 and 2021, nil shares were repurchased by the Company.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation

Stock Option Plan

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Employee Stock Incentive Plan (“2014 Plan”) in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares. The 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. The following table sets forth the stock options activity for the year ended December 31, 2021:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of January 1, 2021	1,135,317	0.001

Granted	20,000	0.001
Forfeited	(28,927)	0.001
Outstanding as of December 31, 2021	1,126,390	0.001	4.81	1,080

Vested and expected to vest as of December 31, 2021	1,117,669	0.001	4.78	1,072

Exercisable as of December 31, 2021	1,102,365	0.001	4.72	1,057

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2020	2021
Expected volatility	52.70%~68.78%	65.96%
Risk-free interest rate (per annum)	0.16%~0.23%	0.25%
Exercise multiple	2.2	2.2
Expected dividend yield	0%	0%
Expected term (in years)	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$6.459~7.519	US$4.92

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

The fair value of options granted to employees for the years ended December 31, 2020 and 2021 amounted to RMB74 and RMB98, respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective. Compensation expense of RMB31,200 relating to those options was recorded immediately on September 21, 2017. The options granted to the employees after the Group’s IPO are subject to service conditions, for the years ended December 31, 2020 and 2021. The Company recognized RMB8,161 and RMB2,286 as share based compensation expenses relating to the stock option plan.

	For the years ended December 31,
	2020	2021
Fulfillment expenses	429	159
Marketing expenses	4,859	1,289
Technology and content development expenses	364	(11)
General and administrative expenses	2,509	849

Total share-based compensation expense	8,161	2,286

As of December 31, 2021, RMB635 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.06 years.

22. Revenue

The following table presents revenue disaggregation by types of products:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Merchandise sales
Watches	1,034,461	176,958
Bags	1,119,800	400,218
Clothing, Footwear and Accessories	2,044,598	1,651,758
Jewelleries	764,321	320,690
Other products	827,068	436,420

Total merchandise sales	5,790,248	2,986,044

Marketplace and other services:
Marketplace services	200,051	116,026
Other services	29,382	29,554

Total marketplace and other services:	229,433	145,580

Total revenues	6,019,681	3,131,624

The following table summarizes the Group’s revenues from the following geographic areas:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
PRC, excluding Hong Kong	5,220,524	2,738,637
Hong Kong	789,667	387,163
Others	9,490	5,824

Total revenues	6,019,681	3,131,624

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Net income (loss) per Share

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Numerator:
Net income (loss) attributable to Secoo Holding Limited	(71,864)	(565,253)
Accretion to redeemable non-controlling interest redemption value	(500)	(500)
Numerator for basic and diluted net income (loss) per share calculation	(72,364)	(565,753)

Denominator:
Weighted average number of ordinary shares	30,629,608	35,326,281

Denominator for basic net income (loss) per share calculation	30,629,608	35,326,281

Adjustment for diluted stock options	—	—

Denominator for diluted net income (loss) per share calculation	30,629,608	35,326,281

Net income (loss) per ordinary share
— Basic	(2.36)	(16.02)
— Diluted	(2.36)	(16.02)

The potentially dilutive securities that have not been included in the calculation of diluted net income (loss) per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended
	December 31,
	2020	2021
Convertible note and warrant	6,980,769	4,207,587

The potentially adjustment for diluted stock options was not included in the calculation of diluted net income (loss) per share in the periods presented where their inclusion would be anti-dilutive. For the year ended December 31, 2021, as the Company was in a loss position, the effect of redemption stock option was anti-dilutive and excluded from the calculation of diluted net income (loss) per share.

24. Segment information

The following table summarizes the Group’s long-lived assets (including property and equipment, net, goodwill, operating lease right-of-use assets and other non-current assets) from the following geographic areas:

	As of December 31,
	2020	2021
	RMB	RMB
PRC, excluding Hong Kong	181,075	67,184
Hong Kong	5,526	2,458
Others	3,988	1,799

Total long-lived assets	190,589	71,441

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Related Party Transactions

(a)	Amount due to related parties

During the year ended December 31, 2015, the Group borrowed RMB18,000 from Mr. Richard Rixue Li, the Group’s chairman and the chief executive officer to fund working capital, among which RMB313, RMB426 and RMB62, were repaid during the years ended December 31, 2019, 2020 and 2021, respectively. The Group has an amount due to Mr. Richard Rixue Li for RMB62 and nil as of December 31, 2020 and 2021, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

26. Commitments and Contingencies

The Company leases offices, offline experience centers, customer service centers and logistics centers for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year are included in Note 15.

During the years ended December 31, 2020 and 2021, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The legal proceedings have led to the restriction of a portion of shares of the subsidiaries. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already existed at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

27. Subsequent Events

As disclosed in Note 13, the Company’s US$175,000 Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the Original Note. On April 19, 2022, the Company issued the New Note to Great World to replace the Original Note. Also on April 19, 2022, each of the Company’s subsidiaries signed a guarantee agreement and a subordination agreement to secure the Company’s obligations under the New Note.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information

The following condensed parent company financial information of Secoo Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The parent company records its investment in its subsidiaries, the VIEs and their subsidiaries under the equity method of accounting as prescribed in ASC323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries”, and their respective income as “Share of income from subsidiaries” on the condensed statements of comprehensive income (loss).

As of December 31, 2021, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Secoo Holding Limited, except for those which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets
Cash	759	22
Prepayments and other current assets	3,524	5,137
Total current assets	4,283	5,159

Non-current assets
Investments in subsidiaries	3,532,139	3,112,217
Investment in equity investees	40,633	15,939
Other non-current assets	1,373	528

Total non-current assets	3,574,145	3,128,684

Total assets	3,578,428	3,133,843

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	21,472	4,461
Income tax payable	743	744
Total current liabilities	22,215	5,205

Non-current liabilities
Long-term borrowings	1,128,004	1,348,046
Long-term liabilities	109,493	—

Total non-current liabilities	1,237,497	1,348,046

Total liabilities	1,259,712	1,353,251

Shareholders’ Equity
Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020 and 2021)	198	198
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41
Treasury shares (517,454 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	(71,018)	(71,018)
Additional paid-in capital	3,560,008	3,558,821
Accumulated losses	(1,206,436)	(1,772,189)
Other comprehensive income	35,923	64,739

Total shareholders’ equity	2,318,716	1,780,592

Total liabilities and shareholders’ equity	3,578,428	3,133,843

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information (Continued)

(b)	Condensed Statements of comprehensive income (loss)

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Operating expenses	(10,140)	(35,522)
Loss from operations	(10,140)	(35,522)
Other income (expenses):
Interest income	90,197	46,382
Interest expenses	(117,149)	(131,694)
Change in fair value of financial instruments	—	—
Others	1,314	1,233
Share of income (loss) from subsidiaries	(34,064)	(445,408)

Income (loss) before income tax	(69,842)	(565,009)
Income tax expenses	(2,522)	(744)

Net income (loss)	(72,364)	(565,753)

Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(72,364)	(565,753)

Other comprehensive (loss) income
Foreign currency translation adjustments	62,423	28,816
Total other comprehensive (loss) income, net of tax	62,423	28,816
Comprehensive income (loss)	(9,941)	(536,937)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Net cash used in operating activities	(57,727)	(728)
Net cash used in investing activities	(625,722)	—
Net cash provided by financing activities	703,774	—

Effect of exchange rate changes on cash	(19,658)	(9)

Net (decrease) increase in cash	667	(737)

Cash at the beginning of the year	92	759

Cash at the end of the year	759	22